UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **January 19, 2010**

PEPCO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

Pepco Holdings, Inc. ("PHI") has determined, based on its preliminary unaudited year-end 2009 results of operations, that the gross margin for its Conectiv Energy segment will be between $225 and $230 million. This represents a reduction of $40 to $45 million from the guidance of $270 million given on the October 30 earnings call during which PHI discussed its results for the quarter ended September 30, 2009. The difference between the preliminary unaudited results and that guidance is primarily attributable to:

- an anticipated energy marketing transaction that was forecasted for December 2009 which did not occur (approximately $20 million);

- weaker than expected energy markets and lower loads in the last two months of 2009 (approximately $13 million); and

- the gross margins on certain mark-to-market load contracts projected to be recorded in 2009 will be recorded in future periods over the terms of the contracts (approximately $10 million).

PHI is confirming its gross margin guidance for Conectiv Energy of $340 million to $410 million for 2010 and $380 million to $480 million for 2011. These ranges incorporate the current forward energy market prices and volatilities, and include expected capacity margins of $225 million in 2010 and $195 million in 2011, and the impact of the Delta generating plant becoming operational in 2011.

* * * * *

Except for historical statements and discussions, the statements in this Form 8-K constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date: January 19, 2010   /s/ A. J. KAMERICK
Name: Anthony J. Kamerick
Title: Senior Vice President and
Chief Financial Officer